[Insert Morrison & Foerster LLP Letterhead]
November 4, 2005
By Overnight Delivery
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Vestin Realty Trust II, Inc.
Registration Statement on Form S-4 (File No. 333-125121)
Dear Ms. Garnett:
On behalf of Vestin Realty Trust II, Inc. (the “Company”), we are transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-125121) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2005.
The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated October 21, 2005. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.
1. Comment: We note a report dated August 1, 2005 from the Las Vegas Business Press, which describes efforts by one of your unitholders to include an alternative liquidation proposal. In addition, we note the Schedule 14A filed by Vestin Fund II on July 25, 2005 relating to these efforts. Please tell us the basis for your statements in the Schedule 14A regarding the activities of Messrs. Leeper and Klaas. In addition, please tell us the status of the alternative proposal and any negotiations you have had with unitholders pursuing this proposal.
Response: The Company supplementally advises the Staff that Mr. Leeper and Mr. Klaas separately solicited, via direct mail to thousands of members of Vestin Fund II, LLC (“Fund II”) and via the internet, authorizations from other members of Fund II to call a

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November 4, 2005
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special meeting of the members for the purpose of considering proposals to effect a partial or complete liquidation of Fund II. Neither Mr. Leeper nor Mr Klaas ever made any filings with the Commission regarding their solicitation efforts, notwithstanding the clear applicability of Section 14(a) of the Securities Exchange Act of 1934 to solicitations of “authorizations.” After Mr. Leeper contacted Fund II and advised that he had authorizations from more than 10% of Fund II’s members, a meeting was held between Mr. Leeper, Vestin Mortgage and their respective legal counsel. At the meeting, there was an exchange of views regarding the merits of a liquidation of Fund II, the propriety of actions taken by Mr. Leeper to solicit authorizations and related topics. Following the meeting, correspondence ensued in which Fund II agreed to call for a special meeting if Mr. Leeper delivered the authorizations and they in fact constituted more than 10% of the outstanding units. Notwithstanding this offer, which was made in August 2005, for several months, Mr. Leeper declined to deliver the authorizations and failed to take up the offer to hold a special meeting. The Company supplementally encloses the relevant correspondence.
On October 21, 2005, Mr. Leeper delivered the authorizations to Fund II. However, as communicated telephonically by Mr. Leeper’s counsel to the undersigned and in writing by Mr. Leeper to Fund II members, Mr. Leeper has no intention of soliciting proxies for any special meeting which might be held to consider his proposal. In fact, as is made clear in his letter dated October 18, 2005, Mr. Leeper has in effect abandoned any serious effort to pursue his proposal.
On behalf of Fund II, we respectfully submit that Mr. Leeper’s proposal is highly impractical in that it would be extraordinarily difficult to effect a partial liquidation of Fund II. Nonetheless, Fund II will call a special meeting for such purpose.
2. Comment: We note your response to comment 1; however, we reissue the comment in its entirety. Please provide additional analysis as to why your redemption program is not an issuer tender offer. Your analysis should address whether the program has the indicia of a tender offer.
Response: The term “tender offer” has not been defined by Congress or the Commission in any statute, rule or regulation. Although the courts have applied a variety of tests, one often employed is popularly known as the eight factor Wellman v. Dickinson test. In Wellman, the court adopted eight Commission suggested elements “characteristic of a tender offer”: (1) active and widespread solicitation of public shareholders; (2) solicitation made for a substantial percentage of the issuer’s stock; (3) offer to purchase made at a premium over the prevailing market price; (4) terms of the offer are firm rather than negotiable;

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(5) offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased; (6) offer open only a limited period of time; (7) offeree subjected to pressure to sell his or her stock; (8) public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities.1
The Company respectfully submits that the redemption program does not have the indicia of a tender offer as set forth in the Wellman case.
Active and widespread solicitation. Fund II is not engaged in any solicitation of unitholders encouraging them to request redemption of their units. Fund II and its manager have no interest in encouraging withdrawals and, in certain cases, have discouraged members from seeking withdrawal. When a member nonetheless properly submits a withdrawal request, Fund II simply honors the withdrawal terms set forth in the operating agreement which governs the rights of unitholders.
Solicitation made for a substantial percentage of the issuer’s stock. As stated above, Fund II does not make any solicitation with respect to member redemptions. Moreover, redemptions in any calendar year are limited by the operating agreement and the Internal Revenue Code to 10% of the amount of capital accounts of all members.
Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. As stated above, Fund II has not made any offer to its members to redeem their units. Rather, any redemption must be initiated by a member and Fund II simply honors the withdrawal terms set forth in the operating agreement. Moreover, the redemption program is not contingent on the redemption of a fixed number of units. The only limitation on the number of units to be redeemed is the 10% annual cap provided in the operating agreement and the Internal Revenue Code.
Offer open only a limited period of time. The redemption program is not limited to a period of time. Members may request to withdraw as a member and have their units redeemed at any time after they have held the units for at least one year.
Offeree subjected to pressure to sell his or her stock. Members are not pressured to have their units redeemed. Fund II has no right to require redemption, and any redemption must be initiated by a member.
Public announcement of a purchasing program precedes or accompanies rapid accumulation of the target’s securities. This factor is not relevant to our facts as there is no

[1]	Wellman v. Dickinson, 475 F. Supp. 783, 823-824 (S.D.N.Y 1979), aff’d on other grounds, 682 F.2d 355 (2d Cir. 1982), cert. denied sub nom. Dickinson v. SEC, 460 U.S. 1069.

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program to “accumulate” Fund II units, but simply the purchase and retirement of those units that are withdrawn upon the initiation of a member.
Offer to purchase made at a premium over the prevailing market price. This factor is not applicable as there has never been a public market for Fund II’s units. In addition, the Company respectfully submits that the redemption price would not reflect any premium as the redemption price is fixed in the operating agreement at the value of a member’s capital account.
Terms of the offer are firm rather than negotiable. The terms of the redemption program are set forth in the operating agreement and are not negotiable. However, to suggest that this single factor would cause the withdrawal rights to constitute a tender offer is to ignore the realities of the withdrawal rights. The units of Fund II in this respect are no different than shares of stock or notes that are issued together with rights entitling the holder of the securities to demand redemption subject to specified conditions.
The Company respectfully submits that the redemption program is not an issuer tender offer within the meaning of the Exchange Act as it does not have the relevant characteristics of a classic tender offer.
3. Comment: Please explain the specific control deficiencies and the results of those deficiencies in more detail. The current disclosure, which states that the deficiencies have resulted in “ineffective oversight of documentation of authorizations to ensure that procedures are properly executed,” is very general. Please discuss the actual impact that you have experienced as a result of the control deficiencies.
Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that Fund II did not have written authorizations for some payments made by it. The Company also provided additional disclosure to clarify that the control deficiency resulted in revisions to the draft financial statements but the financial statements were accurate in all material respects. The Company also respectfully directs the Staff’s attention to the existing disclosure, which provides that Fund II and its auditors have determined that the identified material weaknesses did not result in inadequate or deficient financial reporting for prior periods and will not result in a restatement of any prior financial statements.
4. Comment: Please describe in more detail the “certain sales practices” that are the subject of the SEC investigation. Also describe the specific securities law violations that the SEC has alleged.
Response: In response to the Staff’s comment, the Company has provided additional disclosure as requested.

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November 4, 2005
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5. Comment: Please tell us the manner by which you informed your unitholders of the tape recorded REIT conversion presentation. In addition, please provide us the text of the presentation.
Response: The Company supplementally advises the Staff that Fund II mailed a newsletter to its unitholders to inform them of the tape recorded presentation regarding the issue of REIT conversion. The Company also supplementally advises the Staff that it does not have a copy of the tape recorded presentation.
6. Comment: Please provide an analysis as to why the tape recorded presentation is not an offer for purposes of Section 5 of the Securities Act. Alternatively, please tell us the exemption from registration that you relied upon for the offer.
Response: No press releases or other means of general solicitation were used to announce the tape recorded presentation. Only members of the funds were invited to listen to the tape recorded presentation. Members were told at the outset of the tape recorded presentation that there would be no solicitation and that the sole purpose of the presentation was to allow members to listen to various opinions regarding the possibility of converting one or more of the funds into a REIT. The tape recorded presentation discussed the substantial backlog of withdrawal requests from members, discussed the possibility of solving current liquidity concerns by converting Fund II into a REIT and explained the basic attributes of a REIT. The discussion of REITs was limited to a generic discussion of their basic structure. There was no discussion regarding the specific features or terms of the Company; in fact, the Company had not been formed and many of its fundamental features had not been determined. In the presentation members were told there could be no conversion unless members holding more than 50% of the outstanding membership interests voted in favor of the conversion. No written materials were distributed to members and no indications of interest or other documents were collected from members participating in the tape recorded presentations.
The Company respectfully submits that no offers were made on the tape recorded presentation. While REITs were discussed in generic terms, there was no discussion regarding the shares of the Company or any other specific securities. There was no effort to sell the shares of the Company or condition the future market for the Company’s shares.
7. Comment: We note that additional disclosure indicating that SFS provided advice to Vestin Mortgage directly relating to the proposed REIT conversion. Every report, opinion, consultation, proposal or presentation, whether written or oral, preliminary or final, received by the registrant or any affiliates from any third party and materially related to this offer constitutes a separate report under Item 1015 of

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Regulation M-A. Although SFS did not produce a written report, its advice should be viewed as a “report” for purposes of Item 4 of Form S-4 and Item 1015. Please provide the additional disclosure required by Item 1015.
Response: In response to the Staff’s comment, the Company has provided additional disclosure as requested.
8. Comment: Please provide a more detailed description of the report prepared by HVA. Include all of the information required by Item 1015(b)(6) of Regulation M-A, including fees paid to HVA in connection with its report. Also, please disclose the date of the report and the date that Vestin Mortgage decided that liquidation was not in the best interests of unitholders.
Response: In response to the Staff’s request, the Company has provided additional disclosure as requested.
9. Comment: Describe any meetings between Vestin Mortgage and HVA about the proposed transaction or HVA’s report. Disclose the persons who attended each meeting, the substance of matters discussed at each meeting, and any conclusions or decisions reached at or after such meetings.
Response: In response to the Staff’s comment, the Company has provided additional disclosure as requested.
10. Comment: Please discuss in more detail the reasons the board decided to engage HVA after it had already decided to submit the REIT conversion for stockholder approval. Describe all meetings and discussions by the Vestin Mortgage board regarding the proposed transaction, including the dates of such meetings or discussions. Clearly state the date on which the board first approved the proposed REIT conversion and whether the board ever reconsidered or reconfirmed its decision.
Response: In response to the Staff’s comment, the Company has provided additional disclosure as requested.
11. Comment: Refer to the last full paragraph on page 66. Please expand the disclosure to clarify whether you expect the reduced rate of return to continue in 2006 or if you expect the annualized rate of return to be closer to the effective rate of 8% in 2004. Also, please discuss the reasons for the substantial reduction in the rate of return for 2005.
Response: In response to the Staff’s comment, the Company has provided additional disclosure as requested.

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12. Comment: Please revise to provide the disclosure required by Item 10(e) of Regulation S-K for the presentation of the non-GAAP measure “Net income available for distribution.” Refer to Questions 12 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for appropriate disclosures to include regarding non-GAAP measures of liquidity. In addition, please show us how “Net income available for distribution” is calculated.
Response: In response to the Staff’s comment, the Company has revised the disclosure as requested.
13. Comment: Please reconcile the amount of fixed rate bonds in the table to the amount recorded on the balance sheet at June 30, 2005.
Response: In response to the Staff’s comment, the Company has revised the disclosure as requested.
14. Comment: Please revise the SEC address as follows: 100 F Street, N.E., Washington, D.C. 20549.
Response: In response to the Staff’s comment, the Company has revised the disclosure as requested.
15. Comment: We have revised your response to comment 25. In your response you indicate that the loan was impaired, yet from your disclosure on page F-15 it does not appear an impairment was recognized. When evaluating the loan for impairment, the additional principal amount added when the loan was restructured should not be considered. Refer to paragraph 8 of SFAS 114. Please amend your filing to record the impairment on the loan calculated in accordance with the guidance in SFAS 114, or tell us why you believe the loan was not impaired. Refer to any guidance used to arrive at this conclusion.
Response: In response to the Staff’s comment, the Company has revised the disclosure related to this loan. The Company supplementally advises the Staff that the net carrying value of the loan was supported by an “as is” appraisal dated May 2002 that was prepared by appraisers licensed in the State of Texas. The appraisal amount exceeded the net carrying value of the loan.
16. Comment: Please tell us what journal entries were made in connection with the Manager purchasing the rights to future judgments associated with the parcels in Austin and Cedar Park, Texas. In your response, tell us the amount of expense that was recognized related to these parcels, including any legal and collection costs and impairments. Additionally, clarify whether any costs were capitalized into the value of

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the foreclosed asset subsequent to its initial valuation, as appears to be indicated in the table on page F-21.
Response: The Company respectfully directs the Staff’s attention to caption #3 to Footnote F on page F-23 which explains the transactions that occurred during the year ended June 30, 2005 with respect to the real estate parcels in Austin and Cedar Park, Texas. The caption reads as follows:
“During March 2004, we foreclosed on two loans and took title to the related properties, which consisted of two undeveloped parcels of land in Austin and Cedar Park, Texas totaling $5,216,000. During September 2004, our Manager estimated the current value of the properties to be $1,650,000 based on updated appraisals. We have assigned the rights to any future judgments related to the personal guarantees associated with the loans to the Manager in exchange for $3,566,000 which is the estimated deficiency on the value of the properties. We received $2,566,000 in cash and a note receivable from Vestin Mortgage of $1,000,000. This transaction results in recovery net of legal and collection costs of the $1,984,000 which is shown as a capital contribution from our Manager. During the year ended June 30, 2005, our Manager estimated the combined current value on the two properties to be $600,000, resulting in a write down of approximately $1.0 million.”
The following is a summary of the journal entries related to this transaction:

Investment in real estate held for sale	1,984,000
Cash	2,566,000
Note receivable	1,000,000
Members’ equity (capital contribution from Manager)		1,984,000
Investment in real estate held for sale		3,566,000

Write down on real estate held for sale	1,050,000
Investment in real estate held for sale		1,050,000
In addition, the Company recorded expenses of approximately $190,000 related to legal fees and property taxes during the year ended June 30, 2005.
17. Comment: Tell us why there was not an impairment recorded on the value of the parcels in Austin and Cedar Park, Texas in September 2004 when the manager estimated the value of the parcels to be impaired, prior to the manager’s subsequent acquisition of the rights to any future judgments. Additionally, please tell us what guidance you used to determine that the proceeds of the sale of the guarantee on the loan to a related party could be used to offset the impairment of the assets held for sale.

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Response: The Company supplementally advises the Staff that it recorded a loan allowance totaling $7 million related to the parcels in Austin and Cedar Park, Texas prior to foreclosure of these properties. As of September 30, 2004, the Company estimated the value of the underlying collateral to arrive at the net carrying value. The underlying collateral included personal guarantees from the borrowers. The Company respectfully submits that personal guarantees and personal assets of guarantors which support commercial loans are included in the assessment of collateral discussed in paragraph 13 of SFAS 114.
The Company could have pursued enforcement of the personal guarantees. However, due to the lack of performance of these particular loans and the significant amount of loan activity the Company provides to Vestin Mortgage, Vestin Mortgage determined it would purchase an interest in these loans in order to relieve the Company of continuing litigation expenses and efforts related to the enforcement of these personal guarantees. The Company respectfully submits that this transaction was a fair offer from Vestin Mortgage based on the circumstances and the related proceeds support the net carrying value of loan and underlying assets.
18. Comment: We note your response to prior comment 36. Please tell us why qualification as a statutory merger under state law is relevant to counsel’s opinion on federal tax law.
Response: The Company has been informed by its counsel that it can only opine as to the transactions to be completed based upon precedents established by the IRS or the courts. The IRS has provided guidance that a statutory merger under state law can qualify as a transaction under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), which counsel is opining on. See, e.g., Priv. Ltr. Rul. 199915030 (Jan. 15, 1999). Absent qualification of the transaction as a merger, counsel would not have precedent on which to base its opinion and, therefore, counsel would be unable to render the opinion. Based on the foregoing, the Company respectfully submits that qualification of the transaction as a statutory merger is relevant to counsel’s opinion.
19. Comment: Please provide a draft opinion that specifically addresses the tax consequences of the merger. It is not sufficient for counsel to opine on the accuracy of the disclosure in the prospectus.
Response: Although counsel respectively notes that it interprets Item 601(b)(8) of Regulation S-K as requiring an opinion to be issued as to the tax disclosure in the prospectus, counsel has revised its draft opinion to include a conclusion as to the taxation of the merger. The Company supplementally provides a copy of the draft opinion. Counsel will file as Exhibit 8.1 to the Registration Statement a final opinion dated as of the effective date of the merger.

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20. Comment: We note your response to comment 38; however, we continue to believe that the REIT qualification opinion is material to your unitholders. Please include an opinion that you have been organized in conformity with the requirements for qualification and taxation as a REIT and that, upon consummation of the merger, your propose method of operations as described in the prospectus will enable you to meet the requirements for qualification and taxation as a REIT. Provide conforming disclosure in your prospectus indicating that you have received the REIT opinion.
Response: The Company agrees with the Staff’s position that the REIT qualification opinion is material to Fund II unitholders and the Company has already amended its disclosure to state that the opinion is an unwaivable condition to closing. However, the Company respectively notes that, prior to the merger, the Company is merely a shell corporation with nominal assets, if any, and accordingly, the Company may not be treated as in existence for federal income tax purposes prior to the merger. Moreover, the Company will only acquire REIT conforming assets in the merger and begin to realize REIT conforming income following the merger. For these reasons, the Company respectfully submits that counsel cannot render the opinion the Staff requests prior to the merger.
Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Charles C. Kim at (213) 892-5742.
Very truly yours,
/s/ Hillel T. Cohn
Hillel T. Cohn
enclosures

cc:	Michael McTiernan — Securities and Exchange Commission
Eric McPhee — Securities and Exchange Commission
Dan Gordon — Securities and Exchange Commission
Michael V. Shustek — Vestin Realty Trust II, Inc.
Ira Levine, Esq.— Levine Garfinkel & Katz